

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

April 8, 2010

Mr. John G. Sznewajs
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

> **RE: Masco Corporation
>   Form 10-K for the fiscal year ended December 31, 2009
>   Filed February 16, 2010
>   File #1-5794**

Dear Mr. Sznewajs:

        We have reviewed your response letter dated March 29, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009
Employee Retirement Plans, page 21

1. We have reviewed your response to our prior comment two and appreciate the additional information you have provided. We note that, in 2010, your pension investment advisor recommended a targeted asset portfolio that includes 15% alternative investments. Please revise future filings to more fully discuss how an increased allocation to alternative investments may impact your assets returns as well as any potential volatility and risks associated with these investments.

Consolidated Results of Operations and Business Segment and Geographic Area Results, pages 26 and 30
General

2. We have reviewed your response to our prior comment four. While we note that your current disclosure includes some quantified information regarding selling prices and sales volumes, we continue to believe that additional information

should be included. For example, your current disclosure could be improved by including the following quantified information:

- The individual contributions of sales volume, product mix and fixed costs to the 2009 changes in the net sales and operating profit margins of your Cabinets and Related products segment;
- The individual contributions of selling prices, product mix and cost savings initiatives to the 2009 changes in the operating profit margins of your Plumbing Products segment;
- The individual contributions of selling prices, product mix and fixed costs to the 2009 changes in the net sales and operating profit margins of your Installation and Other Services segment;
- The individual contributions of the sales volume of your paints, stains and builders' hardware to the 2009 changes in the net sales and operating profit margins of your Decorative Architectural Products segment;

Please note that the above list is not meant to be all-inclusive. Your disclosure in future filings should include quantified information regarding all significant factors impacting your results where practicable.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant